Exhibit (a)(1)(B)

To holders of certain HCC Insurance Holdings, Inc. stock options:

I am pleased to announce that HCC Insurance Holdings, Inc. is implementing a special option amendment program to enable holders of certain HCC stock options to avoid the unfavorable tax consequences they might otherwise face in connection with certain below-market option grants. The details of the program, which for securities law reasons takes the form of a tender offer, are described in the accompanying Offer to Amend.

As you may know, we recently determined that the exercise price of some of our stock options was less than the fair market value of our common stock on the actual measurement date for such options for tax purposes, where the fair market value is based on the closing share price of our common stock on the New York Stock Exchange on such date. These below-market grants will create adverse tax consequences to the extent that these options were not vested on or before December 31, 2004.

Specifically, Section 409A of the Internal Revenue Code imposes a 20% penalty tax on income attributable to certain below-market options. For tax purposes, the income from the option is calculated as the difference between the aggregate fair market value of the shares that are vested and the aggregate exercise price for those shares. This penalty tax, along with interest based on the failure to pay the taxes on a timely basis are imposed regardless of whether the option is ever exercised, and are in addition to the regular income tax that the holder would ordinarily pay on exercise of the option. Section 409A has other adverse tax consequences, and some states impose similar penalty taxes that would be in addition to the federal penalty tax imposed by Section 409A.

Section 409A only applies to persons who are otherwise subject to U.S. federal income tax. Option holders who are not obligated to pay U.S. federal income tax will not owe the penalty tax imposed by Section 409A.

You are receiving this message and the attached materials because you hold outstanding HCC Insurance Holdings, Inc. options that will be subject to the adverse tax consequences of Section 409A.

For more complete information regarding U.S. federal income tax consequences, you should carefully read the Offer to Amend.

The Section 409A penalty tax will not apply to a below-market grant of a stock option if the stock option is amended either to be brought into compliance with, or made exempt from, Section 409A. Such an option can be brought into compliance with, or made exempt from, Section 409A if it is amended to increase its exercise price to the fair market value of the underlying common stock on the date of grant. To be effective, this amendment must occur on or before December 31, 2007.

In the Offer to Amend, we are offering each holder of a below-market stock option grant the opportunity to amend the unexercised portion of such option to increase the exercise price of that portion to the closing share price of our common stock on the actual measurement date for such option for tax purposes. As part of the offer, each holder who agrees to amend an eligible option will be eligible to receive a cash bonus in an amount equal to the increase in the per share exercise price of that option multiplied by the number of shares that remain unexercised at the expiration of the offer (the “Cash Bonus”).

The Cash Bonus will have two components. First, the Cash Bonus payable with respect to eligible option shares that are vested or scheduled to vest prior to January 1, 2008 will be paid to you on the first payroll date after

January 1, 2008. Second, any Cash Bonus payable with respect to eligible option shares that are scheduled to vest after December 31, 2007 will be paid to you on the last business day of the calendar quarter in which each such eligible option shares vest. If an eligible option vests in more than one installment, you will receive a Cash Bonus only for each portion of the eligible option as each such portion vests. You must remain employed by us on the date each portion of your eligible option shares vest to receive the Cash Bonus payable with respect to such portion of your eligible option shares. We have structured the Cash Bonus payment with the continued employment requirement to serve our compensatory objective of retaining and motivating our employees.

We may, at our discretion, accelerate the payment to any recipient of all or any portion of the Cash Bonus, but in no case earlier than January 1, 2008. We do not undertake, and will not be obligated, to treat all recipients of Cash Bonuses in the same manner with respect to any discretionary acceleration of the payment of any portion of any Cash Bonus.

The offer will not apply to any portion of an option grant that has already been exercised or that is exercised before the expiration of the offer. However, we will reimburse you for the 20% federal excise tax and penalties and any similar state tax, related to any options exercised in 2007 before expiration of the offer.

The offer is being made under the terms and conditions of the Offer to Amend and the accompanying Letter of Transmittal. The Offer to Amend contains detailed information about the option amendment program, including the eligible options, the tax consequences of accepting or not accepting the offer and the risks relating to the offer.

ALTHOUGH OUR BOARD OF DIRECTORS HAS APPROVED THE TENDER OFFER DESCRIBED ABOVE, NEITHER WE NOR OUR BOARD OF DIRECTORS IS MAKING ANY RECOMMENDATION REGARDING WHETHER YOU SHOULD ACCEPT OUR OFFER TO AMEND YOUR ELIGIBLE OPTIONS. WE ENCOURAGE YOU TO CONSULT WITH YOUR TAX ADVISORS REGARDING THE TAX CONSEQUENCES FOR YOUR PERSONAL FINANCIAL SITUATION OF ACCEPTING OR NOT ACCEPTING THE OFFER.

We urge you to read all of the tender offer materials carefully, particularly the Q&A in the Summary Term Sheet at the beginning of the Offer to Amend. We will send each holder of an affected option a personalized summary of his or her options that are eligible for the offer. You may direct questions about the tender offer or the accompanying documents to James L. Simmons or Randy D. Rinicella of HCC at (713) 690-7300; provided, however, that neither Mr. Simmons, Mr. Rinicella, nor any other employee of HCC may render tax, financial or legal advice to you in connection with the Offer or advise you on whether nor not to accept the Offer.

The tender offer is currently scheduled to expire at 11:59 p.m., Central Time, on August 7, 2007. To participate in the option amendment program, you must send all the necessary documents so that we receive them by that time. Unless the Offer is extended, we will not accept late submissions.

We encourage you to respond promptly to the Offer to Amend.

Sincerely,
Frank J. Bramanti
Chief Executive Officer

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